United Communications HUB, Inc.
                     10390 Commerce Center Drive, Suite 250
                           Rancho Cucamonga, CA 91730

                                January 21, 2004

Expertise Technology Innovation, Inc.
c/o Randall Lanham, Esq.
28562 Oso Parkway
Rancho Santa Margarita, CA 92688
Attention:  Mr. Paul Lanham, President

     Re: Second Amendment of Agreement and Plan of Merger

Dear Paul:

     As a result of conversations between our respective counsel, this letter sets forth our agreement and shall be considered the Second Amendment to the Agreement and Plan of Merger (the "Agreement") entered into as of May 28, 2003 by and among ETI Corporation ("ETI"), New ETI, Inc., you and United Communications HUB, Inc. ("UC Hub"). The true and correct name of ETI, as set forth in its Certificate of Amendment to Articles of Incorporation filed on April 25, 2003, is Expertise Technology Innovation, Inc. Any and all references to ETI, ETI Corporation, or Eti Expertise Technology Innovation Corp. shall mean and refer to Expertise Technology Innovation, Inc.

     Because the amendment to ETI's Articles of Incorporation only authorizes 5 million shares of preferred stock, in order to provide for the issuance of Series A Preferred Stock as required by the Agreement, we agree to amend Section 2.03(b) of the Agreement by changing the exchange ratio of UC Hub Shares for ETI preferred stock as provided below.

          (b) Conversion of UC Hub Shares and Options and Warrants. At and as of the Effective Time, each eight UC Hub Shares shall be converted into the right to receive an amount equal to one and two thirds shares of Series A Preferred Stock (the "Preferred Stock") (the "Merger Consideration") having the rights and preferences described in the Certificate of Designation of Rights and Preferences of the Series A Preferred Stock of Expertise Technology Innovation, Inc., as amended, and ETI shall receive UC Hub Shares in an amount equal to the number owned by those who do not own Dissenting Shares. Fractional shares of Preferred Stock shall be issued in one third share increments only. Upon conversion, UC Hub agrees to pay each holder of a fractional share cash equal to the last sales price on the last trading day prior to the closing and fractional shares be cancelled. Following the Merger, the outstanding Newco common stock shall be cancelled. At the

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Expertise Technology Innovation, Inc.
c/o Randall Lanham, Esq.
January 21, 2004
Page 2

     Closing, Newco shall deliver to the stockholders of UC Hub the stock certificates to which they are entitled. If any UC Hub Shares are not delivered, the Parties shall arrange to escrow the applicable Preferred Stock certificates as provided in Section 2.02. At and as of the Effective Time, all issued and outstanding options and warrants of UC Hub will be converted into options and warrants of ETI with a five for eight reduction in the number of underlying shares (rounded down) and an eight for five increase in their exercise price (rounded down). The 1,500,000 options granted under UC Hub's Stock Option Plan shall be issued under ETI's 2003 Stock Option Plan as 1,500,000 ETI options, exercisable at $.16 per share.

     In addition, the provisions, including Section 2.03(c) relating to UC Hub Series H Preferred Stock are revoked inasmuch as the holder of UC Hub Series H Preferred Stock has converted her shares into UC Hub Shares.

     We further agree to amend Sections 1, 2(a) and 3 of the Certificate of Designation of Rights and Preferences of the Series A Preferred Stock of ETI Corporation as follows:

     1. Number of Shares of Preferred Stock. The Company hereby authorizes the issuance of 3,521,681 shares of Preferred Stock designated as Series A Preferred Stock (the "Preferred Stock") with a par value of $0.001 per share.

     2.   Voting; Other Rights.

          a. Except as provided by law or by Section 2(b) below, holders of Preferred Stock (the "Holders") shall have the right to vote on any matter affecting the Company in the same manner and on the same basis as shares of common stock (except for the number of votes per share) on all matters requiring the approval of holders of common stock or Preferred Stock. Each share of Preferred Stock shall entitle the Holder to 60 votes per share, whether voting with the common stock or separately as a class, but otherwise each share of Preferred Stock shall have the same rights and powers as each share of common stock of the Company.

     3.   Conversion.

          a. Except for transfers in which there is no change of beneficial ownership, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a sale, gift or other transfer shall result in the automatic conversion of such shares of Preferred Stock into common stock of the Company on a one share of Preferred Stock to three shares of common stock basis.

          b. Each share of Preferred Stock shall also be convertible into three shares of common stock of the Company upon such Holder providing notice thereof to the Company.

Expertise Technology Innovation, Inc.
c/o Randall Lanham, Esq.
January 21, 2004
Page 3

     In order to comply with Rule 14f-1 promulgated under the Securities Exchange Act of 1934, you agree to appoint me to the board of directors of ETI at the Closing, and you shall remain as a director until such time as ETI can comply with Rule 14f-1. As part of the Closing, ETI shall adopt a resolution appointing me, Michael Sharborough and V. William Thompson as directors and such persons as UC Hub designates as officers of ETI. The appointments of Messrs. Sharborough and Thompson shall be conditioned on ETI first complying with Rule 14f-1.

     The definition of Form 10-QSB is changed to read " each Form 10-QSB filed with the SEC by ETI for the quarters ended March 31, June 30 and September 30, 2003."

     In all other respects, the Agreement is ratified and confirmed. If the foregoing is acceptable to you, please execute a copy of this and return it to me evidencing the intent of ETI Corp. to be bound.

                                                         Very truly yours,

                                                         /s/ Larry Wilcox
                                                         -----------------------
                                                         Larry Wilcox
                                                         Chief Executive Officer

I hereby agree to the foregoing this _____ day of January, 2004.

/s/ Paul Lanham
-----------------------
Paul Lanham, President